

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631   November 25, 2009

J. Cameron Drecoll
Chief Executive Officer
Broadwind Energy, Inc.
47 East Chicago Avenue
Suite 332
Naperville, IL 60540

> **Re: Broadwind Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 6, 2009**
> **File No. 333-162790**
>
> **Annual Report on Form 10-K**
> **For the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 001-34278**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 29, 2009**
> **File No. 001-34278**
>
> **Quarterly Report on Form 10-Q**
> **For the Period Ended September 30, 2009**
> **Filed November 2, 2009**
> **File No. 001-34278**

Dear Mr. Drecoll:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1. Please provide us with copies of any graphics or photographs you intend to use in your prospectus. Please note that we may have comments on these materials.

2. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has no objection to the underwriter compensation discussed in the filing.

3. We note that you have yet to file a number of exhibits, including the underwriting agreement and the legality opinion. Please file these exhibits as soon as possible so that we have sufficient time to review them. Please note that we may have comments after we review these materials.

4. Please add to the registration statement all the currently omitted information that is not subject to Rule 430A under the Securities Act of 1933, as amended. Please note that we will need adequate time to review this information once it is provided.

5. We may have further comment once items that are currently blank, such as portions of summary consolidated financial data and the capitalization table, are completed.

6. Given that you intend to use the net proceeds from this offering to repay a portion of your outstanding indebtedness, please tell us what consideration you gave to including pro forma financial information in accordance with Article 11 of Regulation S-X.

Prospectus Cover Page

7. Please revise your disclosure to clarify the circumstances under which the selling stockholders are offering securities pursuant to this prospectus. In this regard, we note your statements that "[t]he stockholders identified in this prospectus are offering an additional 5,000,000 shares of our common stock" and "[t]he underwriters have an option to purchase up to a maximum of 2,250,000 additional shares of our common stock from the selling stockholders." With respect to the 5,000,000 shares, please clarify, if true, that only the Tontine entities are offering these shares, and the shares are being offering only to the underwriters. With respect to the 2,250,000 subject to the over-allotment option, please clarify, if

true, that a combination of the Tontine entities and Mr. Drecoll would be offering these shares to the underwriters. Please make conforming revisions as necessary throughout the prospectus, including in the description of the offering in the "Summary" section, the "Principal and Selling Stockholders" section and the "Underwriting" section.

Table of Contents, page i

8. We note the disclosure in the last paragraph regarding the sources of certain information included in your prospectus. The second and third sentences of the disclaimer suggest that investors cannot rely on the information in the prospectus. Please delete or otherwise revise the disclaimer to eliminate any suggestion that investors cannot rely on the information you have chosen to include in the prospectus. In addition, please tell us whether you funded or were otherwise affiliated with any of the sources you cite.

Prospectus Summary, page 1

9. Please provide supplemental support for the following statements on pages 1 and 2:
    - "We are the leading independent, horizontally integrated supplier of technologically advanced, high-value products and customized services in the U.S. wind industry."
    - "We are the largest U.S.-based precision gearing system manufacturer for the wind industry in North America, with plants in Illinois and Pennsylvania."
    - "We are a leading independent service provider of construction support and operations and maintenance services for the wind industry."

    In this section and throughout the registration statement, please also disclose the measure by which you are "the leading independent, horizontally integrated supplier of technologically advanced, high-value products and customized services in the U.S. wind industry;" "the largest U.S.-based precision gearing system manufacturer for the wind industry in North America;" and "a leading independent service provider of construction support and operations and maintenance services for the wind industry."

10. Please ensure that the information you provide in your summary is balanced. For example, you emphasize that you are a leading provider of products and services to the U.S. wind industry, but do not discuss that your net income (loss) has ranged from $(2.7) million in 2006 to $(3.4) million in 2007 to $(25.3) million in 2008. Please revise accordingly.

The Offering, page 7

    11. Please clarify that TCP, TMF, TP, TOF, and T25 can also sell shares to cover the underwriters' over-allotment option.

Summary Consolidated Financial Data, page 8

    12. The non-GAAP measure you call EBITDA includes other adjustments, such as goodwill impairments and stock-based compensation. Please revise the title of this measure throughout the filing to convey that additional adjustments have been made. One choice may be to call the measure Adjusted EBITDA. Please similarly revise the title for EBITDA margin as well.

Use of Proceeds, page 25

    13. We note that you intend to repay a portion of your outstanding indebtedness with the proceeds from this offering. Please disclose the applicable interest rate and maturity of the indebtedness. Please refer to Instruction No. 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Nine Months Ended September 30, 2009 Compared to Nine Months Ended September 30, 2008, page 33

    14. Please expand/revise your discussion under results of operations for all periods to:

- Quantify the extent to which material increases in revenues are attributable to changes in prices, volume or amount of goods being sold or services performed, or change in product mix. For example, you explain on page 34 that the increase in revenue was primarily attributable to an increase in turbine structural tower revenues and precision repair and engineering services revenue, which was partially offset by a decline in wind gearing revenues. However, you do not quantify the impact of the increase in turbine structural revenue, precision repair and engineering services revenues and the decrease in wind gearing revenues or discuss the underlying reasons for the fluctuations in each revenue stream. Your segment MD&A discussions could also be improved with greater quantification.

- Provide a more robust explanation for the changes in line items within your statements of operations. For example, you indicate that the increase in cost of sales was primarily attributable to an increase in production costs associated with higher production levels of wind turbine structural towers manufactured and higher direct labor costs associated with precision repair and engineering services, partially offset by a decline in manufacturing costs of wind turbine gearing systems without further explanations as to the extent of the costs associated with production costs, higher direct labor costs or lower manufacturing costs. Your segment MD&A discussions could also be improved with greater quantification. In addition, a discussion of the business reasons for changes in SG&A expenses and intangible asset amortization by segment (products, services and corporate and other) should be included, if segment operating profit (loss) is not separately discussed.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion, including your results by segment. See Item 303(a)(3) of Regulation S-K.

Summary of Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 42
Long-Lived Assets, page 42

15. As of December 31, 2008 and September 30, 2009, you have a significant amount of long-lived assets, including property and equipment, goodwill and intangible assets. In the interest of providing readers with a better insight into management's judgments in accounting for these assets, please consider disclosing the following in MD&A:
   - You utilize a present value approach to determine fair value. Please expand your disclosures, if applicable to describe whether you consider any market approaches, transactional approaches and a reasonableness test by comparing to market capitalization;
   - Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes;
   - Explain how you group property and equipment when testing for recoverability; and
   - Explain how you determine when property and equipment should be tested for impairment and how frequently you evaluate the types of events and circumstances that may indicate impairment.

16. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each of these reporting units:
   - Identify the reporting unit;
   - The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

- The amount of goodwill;
- A description of the assumptions that drive the estimated fair value;
- A discussion of the uncertainty associated with the key assumptions. For example, assuming you use a discounted cash flow model, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
- A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Income Taxes, page 43

17. In light of your losses in the years ended December 31, 2008, 2007 and 2006 and your net loss for nine-months ended September 30, 2009, please enhance your income taxes critical accounting policy to include a discussion of the material assumptions you made, as well as the financial statement impact if actual results differ from the estimates made by management. Please describe the nature of the positive and negative evidence you considered in your determination that deferred tax assets were recoverable as of September 30, 2009 and how that evidence was weighted. Refer to the SEC Release Nos. 33-8350 and 33-8040.

Liquidity, Financial Position and Capital Resources, page 44

18. We note your statement on page 45 that you "believe that the completion of these initiatives and the continuous monitoring of our liquidity and financial position will enable us to continue to satisfy the cash requirements for working capital, necessary capital expenditures and debt and lease commitments through at least the next 12 months primarily using available cash balances, cash generated by operations and through additional financing or equity arrangements." We also note your risk factor disclosure concerning your lack of "any significant committed sources of liquidity" as well as your disclosures concerning the financing activities of your operating subsidiaries. Please provided a more detail discussion and analysis of your overall liquidity on a consolidated basis. In doing so, you may wish to address your cash flow trends and management's plans with respect to the uncertainties engendered by your lack of committed sources liquidity.

Credit Facilities, page 48

19. Please disclose whether you are in compliance with all currently applicable covenants for each of the agreements listed in this section.

20. Your disclosure indicates that under the terms of your various debt agreements, you are required to comply with standard covenants, including certain financial covenants. Please disclose the material covenants associated with your various debt agreements. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

21. On page 49, you indicate that certain of your covenants have been amended and/or waived from time to time pursuant to various amendments. For each amendment or waiver of material debt covenants, please disclose the following:
    - Date of the waiver and its duration;
    - Reason for the waiver;
    - Terms of the waiver; and
    - Discuss the potential impact on your liquidity and capital resources if you do not comply with any remaining covenants and/or are unable to obtain a waiver of compliance in the future. Specifically, you should state whether noncompliance with any remaining covenants could lead to the acceleration of payments due under any of your debt arrangements.

Contractual Obligations, page 51

22. Please consider presenting interest payments in a separate line item from principal payments related to debt and credit agreements in your contractual obligations table. Please also disclose any assumptions you used to arrive at the interest payment amounts presented.

Business, page 55

23. Please expand your Business discussion to address the following issues:
    - In accordance with Item 101(a)(1) of Regulation S-K, please disclose the year the company was organized and its corporate form and discuss the company's material acquisitions.
    - Please disclose the financial information required by Item 101(b) of Regulation S-K or include an appropriate cross-reference to another part of the registration statement for this information.
    - Please disclose the methods of distribution for the products you manufacture and the services you provide. Refer to Item 101(c)(1)(i) of Regulation S-K. We note your disclosure on page 62 relating to your technically trained sales force in the industrial, mining, and constructions sectors.
    - Please provide a discussion of the principal methods of competition for each of your business segments and, if material, for the principal products and services in each business segment. Refer to Item 101(c)(1)(x) of Regulation

> S-K. We note your disclosure on page 15 that certain industry participants compete with you based on price, quality, location, and available capacity.

Principal and Selling Stockholders, page 65

24. We note your statement in footnote 4 that Mr. Gendell is deemed to beneficially own the shares owned by TCP, TMF, TP, TOF, and T25. If he is the beneficial owner of these shares under Rule 13d-3 of the Exchange Act and Item 403 of Regulation S-K, please revise your disclosure to include him in the Principal and Selling Stockholder Table.

Certain Transactions and Business Relationships, page 73

Tontine Financing Agreements, page 74

25. Please clarify whether TCP and TMF paid $1.50 per share for the 2,400,000 shares they bought on March 1, 2007 and the 2,200,000 shares they bought on August 28, 2007.

Description of Capital Stock, page 79

26. We note the disclosure that the "following descriptions are qualified in their entirety by reference to the . . . applicable provisions of the Delaware General Corporation Law." You may not qualify information in the prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities Act. Please revise your disclosure accordingly.

Certain United States Federal Income Tax Considerations to Non-United States Holders, page 82

27. Please remove the word "certain" from this heading. All material tax considerations should be described.

Unaudited Financial Statements for the Three and Nine Months Ended September 30, 2009 and September 30, 2008

General

28. Please address the comments below on your annual financial statements in your interim financial statements as well.

Notes to Condensed Consolidated Financial Statements, page F-5

Note 7 – Related Party Transactions, page F-12

29. On May 26, 2009, you entered into a settlement agreement related to the post-closing escrow established in connection with your acquisition of Brad Foote. You disclose that under the terms of the settlement agreement, you received the entire cash escrow balance of $5.0 million plus accrued interest income which was recorded as other income. Please disclose the facts and circumstances surrounding the post-closing escrow established in connection with your acquisition. Please also disclose and tell us how you determined that it was appropriate to record the settlement as other income in your statements of operations. Please cite the accounting literature used to support your conclusion.

Note 15 – Commitments and Contingencies, page F-27

30. On page F-28 you disclose that the amount of the Tower Tech settlement with the WDNR is $95,000. We further note your parenthetical statements throughout the notes that all numbers other share and per share data are in thousands. Read together, these disclosures suggest that the amount of the Tower Tech WDNR settlement is actually $95 million. Please tell us the amount of the settlement and revise future disclosures as necessary to accurately characterize the amount of the settlement.

Financial Statements – December 31, 2008

Report of Independent Registered Public Accounting Firm, page F-31

31. Please make arrangements with your former auditor to have them revise both their audit report and related consent to remove the references to your December 31, 2006 balance sheet, since it is not presented in the financial statements included in this filing. Please also ask them to reference your current name of Broadwind Energy, Inc.

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-38

32. You indicate that in some instances, products are sold under terms included in bill and hold arrangements that result in different timing for revenue recognition. Please revise your disclosure to specifically state when revenue is recognized under terms of your bill and hold arrangements and the related amounts as of each balance sheet date.

33. On pages 34 and 37, you indicate that the increase in revenues within your Products segment was due to the inclusion of materials in the selling price of wind towers during the second half of 2008. It appears that you have two types of arrangements with your customers regarding the production of wind towers. Please revise your accounting policy to address how you account for revenues from the sale of wind towers that include materials in the selling price and sales that do not include materials in the selling price. Your disclosure should also address how you account for cost of sales related to both customer arrangements.

Warranty Liability, page F-40

34. You disclose that you provide warranty terms that generally range from two to seven years for various products relating to workmanship and materials supplied by you. Please disclose the information required by paragraph 14 of FIN 45 regarding your product warranty costs, if applicable.

3. Earnings Per Share, page F-41

35. Please disclose how you treated your restricted stock units for purposes of computing basic and diluted earnings (loss) per share in accordance of SFAS 128. Please separately disclose your treatment of vested and unvested restricted stock units.

9. Property and Equipment, page F-48

36. You disclose that property or equipment sold or disposed of is removed from the respective property accounts, with any corresponding gains and losses recorded to other income or expense in your consolidated statement of operations. Please tell us what consideration you gave to classifying these gains or losses in operating income (loss) as required by 45 of SFAS 144.

37. You had construction in progress of $51.0 million as of December 31, 2008. If accounts payable contains construction in progress or other property and equipment additions, please disclose in a footnote the related amounts as of each balance sheet date. Please supplementally confirm you do not include these amounts in cash used by investing activities until the subsequent period in which the cash payment is made. Please ensure that supplemental information about non-cash transactions is disclosed pursuant to paragraph 32 of SFAS 95.

10. Goodwill and Intangible Assets, page F-49

38. You disclosed that during the fourth quarter of 2008, you performed your annual impairment test of goodwill. Your analysis indicated that the goodwill attributable to your RBA subsidiary was impaired as a result of a projected decline in the discounted cash flows in RBA's results of operations. As a result,

you recorded a goodwill impairment charge of $2.4 million during the fourth quarter of 2008. Please tell us how you considered the provisions of paragraph 15 of SFAS 142 and paragraphs 7-24 of SFAS 144 in determining whether it was appropriate to perform tests for recoverability of your RBA customer relationship intangible assets as well. To the extent that you performed tests for recoverability for your RBA customer relationship intangible assets and determined no impairment existed as of December 31, 2008, please supplementally provide us with the analysis performed. If you determined that no tests for recoverability were necessary, please provide us with a comprehensive analysis supporting your conclusion.

39. Intangible assets are amortized on a straight-line basis over their estimated useful lives, which range from 3 to 20 years. Please separately disclose the range of useful lives for each major intangible asset class. Please also provide the weighted average amortization period, in total and by major intangible asset class as required by paragraph 44 of SFAS 142.

21. Segment Reporting, page F-71

40. As a result of your acquisitions of EMS and Badger, you changed your reportable segments to reflect the changes in your management reporting structure and the manner in which your chief operating decision maker assesses information for decision-making purposes. You have identified two reportable segments consisting of "Products" and "Services." Please provide the following:

- Please explain to us the specific revisions made to your management reporting structure and the manner in which your chief operating decision maker manages your business. Your response should address whether there were also changes made as to who represented the chief operating decision maker per paragraph 12 of SFAS 131 as well as whether there were changes in the financial information given to the chief operating decision maker to make decisions about resources to be allocated and to assess performance;

- Please also tell us what your operating segments are and if you aggregate operating segments pursuant to paragraph 17 of SFAS 131 to arrive at your reportable segments. Please also help us understand how your chief operating decision maker can assess performance and make decisions regarding the allocation of resources by viewing operations at your new operating segment level; and

- Please tell us whether the chief operating decision maker and/or the Board of Directors receives information at levels below the product and service divisions, and if so, what that information consists of. For example, do they still receive any information related to Towers and Fabrication and Gearing Systems? If so, what type of information and how frequently is it received?

Undertakings, page II-4

41. Since you appear to have omitted certain information pursuant to Rule 430A under the Securities Act, please include the undertaking required by Item 512(i) of Regulation S-K. Additionally, please explain to us supplementally why you have included certain undertakings pursuant to Rule 415, as it does not appear that you are utilizing Rule 415 for the registered transactions.

Exhibit Index

42. We note that you reference various credit agreements, including amendments and modifications to these agreements. However, it does not appear that you have filed all the schedules, exhibits, and annexes to these agreements when you first filed them. For example, we note that you incorporate Exhibit 10.91, the Third Omnibus Amendment Agreement, by reference to the June 30, 2009 Form 10-Q. However, the agreement refers to certain schedules that were not filed with the document. For each credit agreement that is currently in effect where you have not filed all schedules, exhibits, and annexes, please include the full credit agreement, including all schedules, exhibits, and annexes, in your next amendment.

Form 10-K For the Fiscal Year Ended December 31, 2008

General

43. To the extent the comments above apply to your Exchange Act filings, please comply with these comment in your future Exchange Act filings.

Management's Report on Internal Control Over Financial Reporting, page 45

44. In future filings, please include a statement that the registered public accounting firm that audited your financial statements has issued an attestation report on your internal control over financial reporting. See Item 308 of Regulation S-K.

45. In future filings where you identify material weaknesses and significant deficiencies, for each material weakness and significant deficiency please provide more detail regarding the current remediation status, the steps taken to remediate, and when you anticipate complete remediation.

Exhibits 31.1 and 31.2 – Section 302 Certifications

46. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying

individual at the beginning of the certification should be revised so as not to include the individual's title.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 21

Annual Incentives, page 24

47. We note that Messrs. Moller, Gadow, Paxton, and Rubin received bonus payouts for 2008 and that these awards were granted by the compensation committee based on subjective measures regarding individual performance of the named executive officers and certain corporate performance achievements. In future filings, please discuss in more detail how you determined the bonus amount each officer received. Please describe the elements of individual performance and contribution that were taken into account and how the compensation committee evaluated corporate and individual performances to reach the amounts awarded. Please refer to Item 402(b)(1)(v) and (b)(2(vi)-(vii) of Regulation S-K.

Long-Term Incentives, page 26

48. We note that you provide a percentile range for determining the targeted economic value for future long-term incentive awards. In future filings, please disclose the actual percentage used to reach the targeted economic value and discuss how you determined the actual percentage. See Item 402(b)(1)(v) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Controls and Procedures, page 35

49. In future filings, please disclose whether there were any changes in your internal control over financial reporting as required by Item 308(c) of Regulation S-K.

Exhibits 31.1 and 31.2 – Section 302 Certifications

50. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, which should refer to internal control over financial reporting rather than internal controls over financial reporting and include the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d). Please also comply with this comment in all future annual and quarterly reports.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Dieter King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Robert L. Verigan, Esq.
        Sidley Austin LLP
        One South Dearborn Street
        Chicago, IL 60603